SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No __)*

              YUCHENG TECHNOLOGIES LIMITED
(Name of Issuer)

                              Common Stock
(Title of Class of Securities)

                               G98777108
(CUSIP Number)

                              November 24, 2006
(Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 13 Pages

SCHEDULE 13G

CUSIP No. G98777108	Page 2 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR CAPITAL PARTNERS MASTER ACCOUNT LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Anguilla, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 502,839 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 502,839 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 502,839

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1%

12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 13 Pages

SCHEDULE 13G

CUSIP No. G98777108	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR ADVISORS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 570,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 570,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 13 Pages

SCHEDULE 13G

CUSIP No. G98777108	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MHR FUND MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 570,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 570,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%

12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 5 of 13 Pages

SCHEDULE 13G

CUSIP No. G98777108	Page 5 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MARK H. RACHESKY, M.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Not applicable (a) [ ] (b) [X]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER 570,000 SHARED VOTING POWER -0- SOLE DISPOSITIVE POWER 570,000 SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 570,000

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%

12	TYPE OF REPORTING PERSON* IN; HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

Yucheng Technologies Limited (the "Issuer")

Item 1(b).   Address of Issuer's Principal Executive Offices:

105 West 13th Street Suite 7A New York, New York 10011 and 3rd Floor — Tower B Beijing Financial Trust Building 5 Anding Road Chaoyang District Beijing, China 100024

Item 2(a).   Name of Person Filing:

          This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

          1.    MHR Capital Partners Master Account LP ("Master Account")

          2.    MHR Advisors LLC ("Advisors")

          3.    MHR Fund Management LLC ("Fund Management")

          4.    Mark H. Rachesky, M.D. ("Dr. Rachesky")

          This statement relates to the securities held for the accounts of each of Master Account, a limited partnership organized in Anguilla, British West Indies, and MHR Capital Partners (100) LP ("Capital Partners (100)"), a Delaware limited partnership. Advisors is the general partner of each of Master Account and Capital Partners (100), and in such capacity may be deemed to beneficially own the securities (an aggregate of 570,000 shares of common stock) held for the accounts of each of Master Account and Capital Partners (100). Fund Management is a Delaware limited liability company that is an affiliate of and has an investment management agreement with Master Account and Capital Partners (100), and other affiliated entities, pursuant to which it has the power to vote or direct the vote and to dispose or to direct the disposition of the securities reported herein and, accordingly, Fund Management may be deemed to beneficially own the securities reported herein which are held for the account of each of Master Account and Capital Partners (100). Dr. Rachesky is the managing member of Advisors, and, in such capacity, may be deemed to beneficially own the securities held for the accounts of each of Master Account and Capital Partners (100).

Item 2(b).   Address of Principal Business Office, or if none, Residence:

          The address of the principal business office of each of the Reporting Persons is 40 West 57th Street, 24th Floor, New York, New York, 10019.

Item 2(c).   Citizenship:

          1.    Master Account is a limited partnership organized in Anguilla, British West Indies.

          2.    Advisors is a Delaware limited liability company.

          3.    Fund Management is a Delaware limited liability company.

          4.    Dr. Rachesky is a United States citizen.

Item 2(d).   Title of Class of Securities:

          No par value common stock of the Issuer ("Common Stock")

Item 2(e).   CUSIP Number:

           G98777108

Item 3.   If this Statement is Filed Pursuant to Rule 13d-1(b), or Rule 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	|_|	Broker or dealer registered under section 15 of the Exchange Act.

(b)	|_|	Bank as defined in section 3(a)(6) of the Exchange Act.

(c)	|_|	Insurance company as defined in section 3(a)(19) of the Exchange Act.

(d)	|_|	Investment company registered under section 8 of the Investment Company Act.

(e)	|_|	An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E); (1)

(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	|_|	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	|_|	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

(j)	|_|	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Item 4(a)   Amount Beneficially Owned:

          As of the date hereof:

1.	Master Account may be deemed to be the beneficial owner of 502,839 shares of Common Stock. This number consists of (A) 167,613 shares of Common Stock held for the account of Master Account and (B) 335,226 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock.

2.	Capital Partners (100) may be deemed to be the beneficial owner of 67,161 shares of Common Stock. This number consists of (A) 22,387 shares of Common Stock held for the account of Capital Partners (100) and (B) 44,774 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants to acquire shares of Common Stock.

3.	Advisors may be deemed to be the beneficial owner of 570,000 shares of Common Stock. This number consists of (A) 167,613 shares of Common Stock held for the account of Master Account, (B) 335,226 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock, (C) 22,387 shares of Common Stock held for the account of Capital Partners (100) and (D) 44,774 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants to acquire shares of Common Stock.

4.	Fund Management may be deemed to be the beneficial owner of 570,000 shares of Common Stock. This number consists of (A) 167,613 shares of Common Stock held for the account of Master Account, (B) 335,226 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock, (C) 22,387 shares of Common Stock held for the account of Capital Partners (100) and (D) 44,774 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants to acquire shares of Common Stock.

5.	Dr. Rachesky may be deemed to be the beneficial owner of 570,000 shares of Common Stock. This number consists of (A) 167,613 shares of Common Stock held for the account of Master Account, (B) 335,226 shares of Common Stock that can be obtained by Master Account upon exercise of warrants to acquire shares of Common Stock, (C) 22,387 shares of Common Stock held for the account of Capital Partners (100) and (D) 44,774 shares of Common Stock that can be obtained by Capital Partners (100) upon exercise of warrants to acquire shares of Common Stock.

Item 4(b)   Percentage of Class:

1.	Master Account may be deemed to be the beneficial owner of approximately 5.1%(1) of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

2.	Capital Partners (100) may be deemed to be the beneficial owner of approximately .7% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Advisors may be deemed to be the beneficial owner of approximately 5.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Fund Management may be deemed to be the beneficial owner of approximately 5.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

5.	Dr. Rachesky may be deemed to be the beneficial owner of approximately 5.8% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

__________________________

(1)	All percentages of beneficial ownership set forth in this Schedule 13G are calculated based on information contained in the Issuer's proxy statement/prospectus dated November 3, 2006, which disclosed that, upon the redomestication merger and consummation of the acquisition of the Issuer which occurred on November 24, 2006, as described therein, 9,528,320 shares of Common Stock would be outstanding.

Item 4(c)   Number of shares as to which such person has:

1.	Master Account

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 502,839
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 502,839
Shared power to dispose or to direct the disposition of: 0

2.	Capital Partners (100)

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 67,161
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 67,161
Shared power to dispose or to direct the disposition of: 0

3.	Advisors

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 570,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 570,000
Shared power to dispose or to direct the disposition of: 0

4.	Fund Management

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 570,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 570,000
Shared power to dispose or to direct the disposition of: 0

5.	Dr. Rachesky

(i) (ii) (iii) (iv)	Sole power to vote or to direct the vote: 570,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition of: 570,000
Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class: This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The partners of each of Master Account and Capital Partners (100), including Advisors, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the accounts of each of Master Account and Capital Partners (100) in accordance with their respective ownership interests in Master Account and Capital Partners (100).

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group: This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group: This Item 9 is not applicable.

Item 10.	Certifications:

By signing below each signatory certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 4, 2006

MHR CAPITAL PARTNERS MASTER
ACCOUNT LP

By: MHR Advisors LLC,
      its General Partner

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.

EXHIBIT INDEX

1.	Joint Filing Agreement, dated as of December 4, 2006, by and among Master Account, Advisors, Fund Management and Dr. Rachesky

EXHIBIT A
JOINT FILING AGREEMENT

          The undersigned hereby agree that this Initial Statement on Schedule 13G with respect to the shares of common stock of Yucheng Technologies Limited, dated as of December 4, 2006, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: December 4, 2006

MHR CAPITAL PARTNERS MASTER
ACCOUNT LP

By: MHR Advisors LLC,
      its General Partner

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR ADVISORS LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MHR FUND MANAGEMENT LLC

By: /s/ Hal Goldstein
      Name: Hal Goldstein
      Title: Vice President

MARK H. RACHESKY, M.D.

By: /s/ Mark H. Rachesky, M.D.